
July 12, 2011

<u>Via E-Mail</u>
Chris Bauer
Chief Executive Officer
Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

> **Re: Anchor BanCorp Wisconsin Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 7, 2010**
> **File No. 000-20006**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed June 29, 2011**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2011**
> **Filed June 30, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 29, 2011**
> **File No. 001-34955**

Dear Mr. Bauer:

        We have reviewed your response letter dated June 24, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 9A. Controls and Procedures, page 127

General

1.   We refer to prior comment 3, and note the disclosure controls and procedures discussion included in your Form 10-K for the fiscal year ended March 31, 2011. We note that you have limited your representations to financial reporting and preparation of financial statements. In future filings, please specifically refer to the definition contained in Rules 13a-15(e) and 15d-15(e) when describing whether your disclosure controls and procedures are maintained in accordance with the Securities Exchange Act of 1934.

Item 15. Exhibits and Financial Statement Schedules

2.   We refer to prior comment 5 and reissue that comment, in part. Please advise why you have not filed the severance agreements with Mr. Bauer and Ms. Hayes referred to on pages 24-25 of your 2010 proxy statement.

Form 10-K for the Fiscal Year Ended March 31, 2011

Part III

Item 10. Directors, Executive Officers and Corporate Governance (incorporated by reference to the Definitive Proxy Statement filed June 29, 2011), page 161

Executive Officers Who Are Not Directors, page 16

General

3.   Please provide the full five year business experience for Mr. Bertucci as required by Item 401(e) of Regulation S-K.

Item 11. Executive Compensation (incorporated by reference to the Definitive Proxy Statement filed June 29, 2011), page 161

Compensation Discussion and Analysis

Employment Agreements, page 25

4.   We note your disclosure on page 25 that you have entered into a Severance Agreement with Donald Bertucci. However, we also note your disclosure on page 20 that severance and change-in-control agreements are "not currently part of [your] executive compensation program" and that this agreement is not referenced in your exhibit index. Please reconcile this disclosure.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference to the Definitive Proxy Statement filed June 29, 2011), page 162

Indebtedness of Management, page 31

5.   We note your disclosure in this section. Please confirm that you have no other reportable transactions under 404(a) of Regulation S-K. In future filings, please provide the disclosure required by 404(b) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended March 31, 2011

Index to Exhibits

Exhibits 31.1 and 31.2

6.   We note that the identifications of the certifying individuals at the beginning of Exhibits 31.1 and 31.2, as required by Exchange Act Rule 13a-14(a), also include the titles of the certifying individuals. However, officers are required to sign in their personal capacities. In future filings, the identification of the certifying individuals at the beginning of the certifications should not include the individual's title.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 if you have any questions. If you thereafter need additional assistance, please contact me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney